240.13d-102 Schedule 13G
Information to be included in statements filed
pursuant to 240.13d-1(b), (c), and (d) and
amendments thereto filed pursuant to
 240.13d-2.
Securities and Exchange Commission,
 Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of
1934
(Amendment No._)*
MALACCA STRAITS ACQUISITION
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
G5859B117
(CUSIP Number)
DECEMBER 31, 2021
(Date of Event Which Requires
Filing of this Statement)
Check the appropriate box to
designate the rule pursuant to
which this Schedule is filed:
X Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be
filled out for a reporting person's
initial filing on this form with
respect to the subject class of
securities, and for any subsequent
amendment containing information
which would alter the disclosures
provided in a prior cover page.
The information required in the
remainder of this cover page shall
not be deemed to be filed for the
 purpose of Section 18 of the Securities
 Exchange Act of 1934 (Act) or otherwise
 subject to the liabilities of
 that section of the Act but
shall be subject to all other
provisions of the Act (however,
 see the Notes).
CUSIP No. G5859B117
(1) Names of reporting persons
OMNI EVENT MANAGEMENT
(2) Check the appropriate
 box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of
organization:
4TH FLOOR, 15 GOLDEN SQUARE,
LONDON W1F 9JG, UK
Number of shares beneficially
owned by each reporting person
 with:
(5) Sole voting power
(6) Shared voting power
1,235,837
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially
 owned by each reporting person
1,235,837
(10) Check if the aggregate
 amount in Row (9) excludes
 certain shares (see instructions)
(11) Percent of class represented
 by amount in Row (9)
8.59%
(12) Type of reporting person
 (see instructions)
IA
Page of Pages
Instructions for Cover Page:

(1) Names of Reporting Persons
Furnish the full legal name of
each person for whom the report
 is filed i.e., each person required
to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.
(2) If any of the shares beneficially
owned by a reporting person are held
as a member of a group and that membership is expressly affirmed, please check row
2(a). If the reporting person disclaims
membership in a group or describes a
 relationship with other person but
does not affirm the existence of a
group, please check row 2(b)
unless it is a joint filing pursuant
 to Rule 13d-1(k)(1) in which case
it may not be necessary to check row 2(b).

(3) The third row is for SEC internal use;
 please leave blank.
(4) Citizenship or Place of Organization
Furnish citizenship if the named reporting
 person is a natural person. Otherwise,
furnish place of organization.
(5)(9), (11) Aggregated Amount Beneficially
 Owned By Each Reporting Person, etc.Rows
 (5) through (9) inclusive, and (11) are
 to be completed in accordance with the
provisions of Item 4 of Schedule 13G. All
 percentages are to be rounded off to the
 nearest tenth (one place after decimal
 point).
(10) Check if the aggregate amount
reported as beneficially owned in row (9)
 does not include shares as to which
 beneficial ownership is disclaimed
pursuant to Rule 13d-4 [17 CFR 240.13d4] under
 the Securities Exchange Act of 1934.
(12) Type of Reporting PersonPlease classify
each reporting person according
 to the following breakdown (see Item
3 of Schedule 13G) and place the appropriate
 Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of
 the second part of the cover page
 as are needed, one reporting person
 per page.
Filing persons may, in order to avoid
unnecessary duplication, answer items
 on the schedules (Schedule 13D, 13G
 or TO) by appropriate cross references
 to an item or items on the cover
page(s). This approach may only be
 used where the cover page item or
 items provide all the disclosure
required by the schedule item.
Moreover, such a use of a cover
page item will result in the item
becoming a part of the schedule and
accordingly being considered as
filed for purposes of section
18 of the Securities Exchange
 Act or otherwise subject to
 the liabilities of that section
 of the Act.
Reporting persons may comply
 with their cover page filing
requirements by filing either
completed copies of the blank
forms available from the Commission,
 printed or typed facsimiles, or
computer printed facsimiles,
provided the documents filed have
identical formats to the forms
prescribed in the Commission's
regulations and meet existing
Securities Exchange Act rules
as to such matters as clarity
and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING
WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and
 23 of the Securities Exchange Act
of 1934 and the rules and regulations
thereunder, the Commission is authorized
 to solicit the information required to
 be supplied by this schedule by certain
 security holders of certain issuers.
Disclosure of the information specified
in this schedule is mandatory. The
 information will be used for the
primary purpose of determining and
disclosing the holdings of certain
beneficial owners of certain equity securities.
 This statement will be made a matter of public
 record. Therefore, any information given will
be available for inspection by any member of the
 public.
Because of the public nature of the information,
 the Commission can use it for a variety of
 purposes, including referral to other
 governmental authorities or securities
self-regulatory organizations for
investigatory purposes or in connection
with litigation involving the Federal
securities laws or other civil, criminal
or regulatory statutes or provisions.
Failure to disclose the information
requested by this schedule may result in
civil or criminal action against the
 persons involved for violation of the
Federal securities laws and rules
 promulgated thereunder.
Instructions. A. Statements filed
 pursuant to Rule 13d-1(b) containing
 the information required by this
schedule shall be filed not later
than February 14 following the calendar
 year covered by the statement or within
 the time specified in Rules 13d-1(b)(2)
 and 13d-2(c). Statements filed pursuant
 to Rule 13d-1(d) shall be filed within
 the time specified in Rules 13d-1(c),
 13d-2(b) and 13d-2(d). Statements filed
pursuant to Rule 13d-1(c) shall be filed
not later than February 14 following the
calendar year covered by the statement
 pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which
 is required to be filed by rules under
section 13(f) (15 U.S.C. 78m(f)) for the
 same calendar year as that covered by a
 statement on this schedule may be
incorporated by reference in response
to any of the items of this schedule.
 If such information is incorporated by
 reference in this schedule, copies of
the relevant pages of such form shall be
 filed as an exhibit to this schedule.
C. The item numbers and captions of the
 items shall be included but the
 text of the items is to be omitted.
The answers to the items shall be so
 prepared as to indicate clearly the
coverage of the items without referring
 to the text of the items. Answer every
 item. If an item is inapplicable or the
 answer is in the negative, so state.
Item 1(a) Name of issuer:___
MALACCA STRAITS ACQUISITION
Item 1(b) Address of issuer's principal
executive offices:____
UNIT 601-2, ST. GEORGES BUILDING,
2 ICE HOUSE STREET, CENTRAL, HONG KONG
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED
2(b) Address or principal business
office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON
W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
G5859B117
Item 3. If this statement is filed
pursuant to 240.13d-1(b) or 240.13d-2(b)
 or (c), check whether the person filing is a:
     (a) [] Broker or dealer
 registered under section 15 of the Act
(15 U.S.C. 78o);
     (b) [] Bank as defined
 in section 3(a)(6) of the Act
 (15 U.S.C. 78c);
     (c) [] Insurance company
 as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c);
     (d) [X] Investment company
 registered under section 8
 of the Investment Company
Act of 1940 (15 U.S.C 80a-8);
     (e) [] An investment adviser
in accordance with 240.13d-1(b)
(1)(ii)(E);
     (f) [] An employee benefit
 plan or endowment fund
 in accordance with 240.13d-1(b)
(1)(ii)(F);
     (g) [] A parent holding
company or control person in
accordance with 240.13d-1(b)(1)
(ii)(G);
     (h) [] A savings
associations as defined in Section
3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
     (i) [] A church plan that is
 excluded from the definition of
 an investment company under section
3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with
240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. i
nstitution in accordance with 240.
13d-1(b)(1)(ii)(J), please specify the type
 of institution: ____
Item 4. Ownership
Provide the following information
 regarding the aggregate number and
percentage of the class of securities
of the issuer identified in Item 1.
(a) Amount beneficially
owned: _____ 1,235,837.
(b) Percent of class: _____8.59%.
(c) Number of shares as to which the
 person has:
(i) Sole power to vote or to direct the
vote _____.
(ii) Shared power to vote or to direct
the vote _____ 1,235,837.
(iii) Sole power to dispose or to direct
the disposition of _____.
(iv) Shared power to dispose or to direct
the disposition of _____.
Instruction. For computations regarding
securities which represent a right to
acquire an underlying security see
 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or
Less of a Class. If this statement is
being filed to report the fact that as of
 the date hereof the reporting person
has ceased to be the beneficial
owner of more than 5 percent of
the class of securities, check the
 following.
Instruction. Dissolution of a group
 requires a response to this item.
Item 6. Ownership of More than 5
Percent on Behalf of Another Person.
If any other person is known to
have the right to receive or the
power to direct the receipt of dividends
from, or the proceeds from the sale of,
such securities, a statement to that
effect should be included in response to
this item and, if such interest
relates to more than 5 percent of the class,
such person should be identified. A
listing of the shareholders of an
 investment company registered under
the Investment Company Act of 1940 or
 the beneficiaries of employee benefit
plan, pension fund or endowment fund
is not required.
Item 7. Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on by the
Parent Holding Company or Control
Person. If a parent holding company
or control person has filed this
schedule pursuant to Rule 13d-1(b)
(1)(ii)(G), so indicate under Item
 3(g) and attach an exhibit
stating the identity and the
Item 3 classification of the
relevant subsidiary. If a parent
 holding company or control person
has filed this schedule pursuant to
le 13d-1(c) or Rule 13d-1(d), attach
 an exhibit stating the identification
of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification
of Members of the Group
Not applicable
If a group has filed this schedule pursuant
to 240.13d-1(b)(1)(ii)(J), so indicate
under Item 3(j) and attach an exhibit
stating the identity and Item 3 classification
of each member of the group. If a group has
filed this schedule pursuant to Rule 13d-1(c)
or Rule 13d-1(d), attach an exhibit stating
 the identity of each member of the group.
Item 9. Notice of Dissolution of Group.
Notice of dissolution of a group may be
 furnished as an exhibit stating the
 date of the dissolution and that all
 further filings with respect to
transactions in the security reported
on will be filed, if required, by
 members of the group, in their
individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification
shall be included if the statement
is filed pursuant to 240.13d-1(b):
By signing below I certify that, to
the best of my knowledge and belief,
the securities referred to above were
 acquired and are held in the ordinary
course of business and were not
acquired and are not held for the
purpose of or with the effect of
 changing or influencing the control
 of the issuer of the securities
and were not acquired and are not
held in connection with or as a
participant in any transaction
 having that purpose or effect,
 other than activities solely in
connection with a nomination under
240.14a-11.
(b) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(b)
(1)(ii)(J), or if the statement is
filed pursuant to 240.13d-1(b)(1)
(ii)(K) and a member of the group
is a non-U.S. institution eligible
 to file pursuant to 240.13d-1(b)
(1)(ii)(J):
By signing below I certify that,
to the best of my knowledge and
belief, the foreign regulatory
scheme applicable to insert particular
 category of institutional investor
 is substantially comparable to the
regulatory scheme applicable to the
functionally equivalent U.S. institution(s).
I also undertake to furnish to the Commission
 staff, upon request, information that would
otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be
 included if the statement is filed
pursuant to 240.13d-1(c):
By signing below I certify that, to
 the best of my knowledge and belief,
 the securities referred to above were
 not acquired and are not held for the
purpose of or with the effect of
changing or influencing the control
of the issuer of the securities and
were not acquired and are not held
in connection with or as a participant
 in any transaction having that purpose
 or effect, other than activities
 solely in connection with a nomination
 under 240.14a-11.
Signature. After reasonable inquiry
and to the best of my knowledge and
 belief, I certify that the information
 set forth in this statement is true,
complete and correct.
Dated:__ FEBRUARY 14, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE
OFFICER
Name/Title.
The original statement shall be
signed by each person on whose behalf
 the statement is filed or his
authorized representative. If the
 statement is signed on behalf
of a person by his authorized
representative other than an
executive officer or general
partner of the filing person,
evidence of the representative's
authority to sign on behalf of
 such person shall be filed with
the statement, Provided, however,
That a power of attorney for this
 purpose which is already on file
with the Commission may be incorporated
by reference. The name and any title
of each person who signs the statement
 shall be typed or printed beneath his
signature.
NOTE: Schedules filed in paper format
shall include a signed original and
 five copies of the schedule, including
all exhibits. See Rule 13d-7 for other
 parties for whom copies are to be sent.